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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON DIAMOND 203-418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO. CPA, PC d/b/a TARLOW & CO. C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JASON DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING PRINCIPAL

Title

Donna Hart

Notary Public

DONNA HART
Notary Public
Connecticut
My Commission Expires Dec 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A consolidated statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES
DECEMBER 31, 2019

TABLE OF CONTENTS

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Herbert J Sims & Co., Inc and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Herbert J Sims & Co., Inc and Subsidiaries as of December 31, 2019, and the related consolidated notes (collectively referred to as the consolidated financial statement) that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"). In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J Sims & Co., Inc and Subsidiaries as of December 31, 2019 in accordance with accounting principles generally accepted in the United States of America..

Basis for Opinion

This financial statement is the responsibility of Herbert J Sims & Co., Inc and Subsidiaries's management. Our responsibility is to express an opinion on Herbert J Sims & Co., Inc and Subsidiaries's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herbert J Sims & Co., Inc and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tarlow & Co., CPA's

We have served as Herbert J Sims & Co., Inc and Subsidiaries auditor since 2016.

New York, New York
February 28, 2020

Tarlow & Co., CPA, PC | 7 Penn Plaza, Suite 210 | New York, New York 10001 | www.tarlow.com

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents (Note)	$ 2,048,105
Securities owned, at fair value (Note)	6,654,915
Due from clearing agent (Note)	2,156,213
Accrued interest receivable	68,300
Other receivables	623,565
Certificates of deposit (Note)	1,768,401
Employee loans and other advances	889,119
Prepaid expenses and other assets	1,543,053
Furniture, equipment & leasehold improvements, net (Note)	651,918
Deposits	178,559
Right of use assets - Leases (Note)	6,654,037
Secured demand note receivable collateralized by marketable securities	1,750,000
TOTAL ASSETS	$ 24,986,185

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 6,027,795
Operating leases payable (Note)	6,693,813
Capital leases payable	87,377
Income taxes (Note)	800
Subordinated borrowings (Note)	4,250,000
TOTAL LIABILITIES	17,059,785
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	64,939
Additional paid in capital	184,212
Retained earnings	8,321,032
Treasury stock	(643,783)
TOTAL STOCKHOLDER'S EQUITY	7,926,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$24,986,185

See accompanying notes to consolidated financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:

Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc.
Braintree Capital Partners, LLC

All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

c. Cash Equivalents

Cash equivalents are defined as unrestricted short term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000.

d. Furniture, Equipment & Leasehold Improvements

Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of economic useful life of the improvement or over the term of the lease which range from 1 to 6 years in

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d. Furniture, Equipment & Leasehold Improvements (con't)

length. Depreciation and amortization expense was $314,412 for the year. Cost of maintenance and repairs that do not improve or extend lives of assets are expensed as incurred.

e. Employees Loans and Advances

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $889,119 at December 31, 2019. The loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

f. Commission Income and Related Clearing Expenses

Acting as a principal, the Company earns substantially all commission income by buying and selling securities and various other investment products on behalf of its customers and earning commissions on the related transactions.

g. Investment Banking

Investment banking revenues include income and fees from fixed income securities offerings in which the Company acts as underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

h. Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally two business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

i. Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $1,062,506 for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

j. Income Taxes

The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

Deferred income taxes are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realization of deferred tax assets, management considers whether it more likely than not that some portion or all of the deferred tax assets will not be realized. While management expects the Company to utilize the deferred tax assets in future years by generating operating profits, a full valuation allowance against the deferred tax asset assets has been recorded in the amount of approximately $1,053,672 due to prior cumulative net operating losses, loss carryforwards and other temporary differences as of December 31, 2019. As of December 31, 2019, the Company had net Federal operating losses of approximately $4,928,698 available to be offset against taxable income which will not expire under TCJA. As of December 31, 2019, the Company had State and City operating losses ranging from approximately $100,000 to $1,000,000 available to be offset against state and city taxable income during the years ending December 31, 2021 through 2038.

k. Subsequent Events

The Company has evaluated subsequent events through February 28, 2019 the date the financial statements are available to be issued.

l. New Accounting and Authoritative Guidance

In January 2016, The FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated ventures, and limited liability companies) to be measured at fair value recognized through net income. An entity's equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included in the scope of this ASU.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

1. New Accounting and Authoritative Guidance (con't)

The amendments allow equity investments that do not have readily available fair values to be measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The amendments improve financial reporting by providing relevant information about an entity's equity investments and reducing the number of items that are recognized in other comprehensive income. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption of this ASU, for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, is permitted. The adoption of this new standard did not have a material impact on the Company's financial statements.

In January 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within those years. The Company adopted this new standard as of January 1, 2019.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this guidance did not have a material impact on the Company's financial statements.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Company's financial statements for the year ended December 31, 2019.
See Note 2 - Significant Accounting Policies for detailed information on the recognition of the Company's revenue from contracts with customers.
Contract Balances - The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

As of December 31, 2019, $570,907 of receivables are due to contracts with customers and are included in other receivables on the consolidated statement of financial condition.

The Company did not have any deferred revenue at December 31, 2019.

4. SECURITIES OWNED

Securities owned at December 31, 2019 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$ 6,649,835
Corporate bonds - at fair value	5,080
	$6,654,915

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

5. CERTIFICATES OF DEPOSIT

The Company invests surplus cash in certificates of deposit that range in maturity from 6 months to 18 months from the acquisition date. There were no positions that exceeded the FDIC insurance limit of $250,000.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy because they are traded in an over the counter market (OTC).

Fixed rate corporate bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate corporate obligations. Fixed Corporate bonds are classified as Level 2 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2019.

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$-	$6,649,835	$-	$6,649,835
Corporate bonds	-	5,080	-	5,080
	$-	$6,654,915	$-	$6,654,915

7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture	$ 738,400
Equipment	1,376,887
Leasehold improvements	265,098
	2,380,385
Less Accumulated depreciation	1,728,467
Furniture, equipment and leasehold improvements, net	$651,918

8. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

The Company has various accounts at the clearing broker for margining of securities held in the Company's trading inventory. The clearing broker has the right to net (offset) the balances in these firm accounts which results in a net receivable from the clearing broker or a net liability to the clearing broker. The liability is collateralized by the securities held by the clearing broker.

9. SUBORDINATED BORROWING

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2020. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately.

$1,750,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

9. SUBORDINATED BORROWING (cont'd)

In June 2013, the Company entered into a new secured demand note with the principal stockholder in the amount of $250,000 with an automatic renewal maturity date of June 30, 2020.

In October 2017, the Company entered into two subordinated loan agreements with an employee for a total of $500,000. The first loan matured October 13, 2018 for $250,000. The second loan for $250,000 matured October 13, 2019.

In June 2018, the Company entered into a new secured demand note with the principal stockholder in the amount of $1,500,000 with an automatic renewal maturity date of June 29, 2020.

In October 2019, the Company entered into a subordinated loan with the principal stockholder in the amount of $2,500,000 with a maturity date of October 18, 2020.

10. INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 ("the TCJA") was signed by the U.S. President, which enacted various changes to the U.S. corporate tax law. Some of the most significant provisions impacting corporations include a reduced corporate income tax rate from 35% to 21% effective in 2018, a one-time "deemed repatriation" tax on earnings in non-U.S. jurisdictions, limitation on deductibility of interest, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system and other provisions. U.S. GAAP accounting for income taxes requires companies to record the impacts of any tax law change on the Company's deferred income taxes in the quarter that the tax law change is enacted.

The temporary difference giving rise to the deferred tax liability consists primarily of the book to tax basis difference for net operating loss carryforwards, prepaid expenses, furniture, equipment and leasehold improvements. The Company has provided for deferred income taxes using Federal and state rates of 21% and 8%, respectively.

The components of the non-current deferred tax assets and liabilities at December 31, 2019.

Non-current deferred tax assets:	
Net operating loss carryforwards	$1,264,689
Deferred rent	49,715
Less: valuation allowance	(1,053,672)
Net deferred tax assets	260,732
Non-current deferred tax liabilities:	
Prepaid expense	(197,218)
Intangibles	(51,509)
Other	(12,005)
Net deferred tax liabilities	$ (260,732)

Net deferred tax assets	$ -

10. Income Taxes (cont'd)

The provision for income taxes for the years ended December 31, 2019 consists of the following:

Current:	
Federal	$ -
State	38,060
Total Current	$38,060
Deferred:	
Federal	$925,000
State	-
Total Deferred	$925,000
Provision for income taxes	$963,060

Audit periods remain open for examination until the applicable statute of limitations has expired. The statute of limitations for the tax years is generally three years.

The authoritative guidance for uncertainty of income taxes, as amended, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition. The Company has determined that the guidance for uncertainty in income taxes had no impact on its consolidated financial statements during the year ended December 31, 2019.

11. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2019 the Company made matching contributions to the plan of $152,369. The Company did not make any discretionary contributions.

12. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding, Inc., Herbert J. Sims Capital Management, Inc. and Braintree Capital Partners, LLC. All intercompany transactions have been eliminated from the consolidation.

The Company acting as placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company realized revenue in the amount of $7,745,828. Income from related parties accounted for approximately 19.7% of total revenue for the year ended December 31, 2019. As of December 31, 2019 the Company carried a receivable of $570,907 due from the related party.

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2019, there were no open contractual commitments relating to such transactions.

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Massachusetts, Maryland, North Carolina, Pennsylvania, Puerto Rico and Texas under agreements extending through May 2029. The Company is required to pay all executory costs such as real estate taxes, maintenance and insurance which are all considered contingent rentals. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset and related lease liability. Undiscounted minimum annual rentals are as follows:

	Operating	Finance
2020	$1,523,878	$35,604
2021	1,258,002	35,604
2022	1,050,187	16,169
2023	1,048,208	
2024	953,023	
2025 & beyond	2,515,322	
	$8,348,620	$87,377

	Operating	Finance
Liability as of 12/31/2019	$6,693,813	$87,377
Short-term liability (less than 12 months)	$1,150,687	$35,604
Long-term liability	$5,543,126	$51,773
Difference between undiscounted cash flows (long term liability) and discounted cash flows	$2,805,494	$6,124
Weighted Average Remaining Lease Term in months	79.44	32.00
Weighted Average Discount Rate	4.258%	4.260%

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2019 cash on deposit in high quality financial institutions exceeded Federal Deposit Insurance Corporation limits by approximately $1,444,515. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition.

15. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

16. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company's net capital and aggregate indebtedness, as defined, were $5,828,667 and $5,704,095 respectively. The net capital ratio was .979 or 97.9%. Excess net capital was $5,258,258.

17. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-142